Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: July 7, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

On July 7, 2026, the following article was published online by PR Newswire (www.prnewswire.com):

As Canada Highlights Fusion in Its Nuclear Energy Strategy, Shareholders Vote to Take a Fusion Pioneer Public

NEWS PROVIDED BY

American News Group

Jul 07, 2026, 09:00 ET

Issued on behalf of General Fusion Inc.

Spring Valley Acquisition Corp. III (NASDAQ: SVAC) completed its shareholder vote July 6, 2026 approving the business combination with General Fusion Inc., which at closing would create the combined entity General Fusion Group Ltd. and, subject to listing approval, trade on Nasdaq  under the symbol "GFUZ", days after Canada named fusion in its new national nuclear energy strategy.

VANCOUVER, BC, July 7, 2026 /PRNewswire/ -- American News Group News Commentary, Fusion energy has spent decades as the perennial promise of clean power, always described as years away. That framing is being tested in real time. As global electricity demand surges and nations race to commercialize fusion, a Canadian fusion pioneer completed a defining milestone: a shareholder vote that could make it the first publicly traded pure-play fusion company. General Fusion Inc., the Vancouver-based fusion developer, is set to be taken public through a business combination with Spring Valley Acquisition Corp. III (NASDAQ: SVAC); SVAC shareholders voted on the transaction on July 6, 2026, shortly after the Government of Canada included fusion in its new national nuclear energy strategy.

Key Takeaways

•	Spring Valley Acquisition Corp. III (NASDAQ: SVAC)completed an extraordinary general meeting of shareholders on July 6, 2026, where shareholders voted on its proposed business combination with General Fusion Inc.; the SEC declared the related registration statement effective on June 12, 2026.

•	If the transaction is approved and completed, Spring Valley would be renamed General Fusion Group Ltd., and the combined company's shares and warrants are expected to trade on Nasdaq under the symbols GFUZ and GFUZW, subject to approval of its listing application, positioning General Fusion as the first publicly traded pure-play fusion energy company.

•	The vote follows the Government of Canada's launch of a national Nuclear Energy Strategy on June 22, 2026, which explicitly includes fusion among the Canadian nuclear innovations it aims to develop, a notable policy signal for a domestic fusion company that showcases its Canadian roots and team.

•	General Fusion describes its approach, Magnetized Target Fusion (MTF), as uniquely practical and designed to avoid the superconducting magnets and high-powered lasers used by other approaches, and is currently demonstrating MTF on its Lawson Machine 26 (LM26) device.

•	As a pure-play fusion company, General Fusion has no direct public comparables, but investors tracking advanced energy and next-generation nuclear may also follow names that include Constellation Energy (NASDAQ: CEG), Vistra (NYSE: VST), BWX Technologies (NYSE: BWXT), and GE Vernova (NYSE: GEV), each distinct, and none a proxy for General Fusion.

The Vote That Could Take Fusion Public

The most-recent milestone was procedural but consequential. General Fusion is currently private, but it has agreed to a business combination with Spring Valley Acquisition Corp. III, a publicly traded special-purpose acquisition company. Spring Valley set a record date of June 12, 2026, and on July 6, 2026, held an extraordinary general meeting of shareholders, who voted to approve the proposed business combination. With that step complete, the transaction is expected to close shortly, subject to regulatory approvals and the satisfaction of customary closing conditions.

The structure is a cross-border amalgamation. At closing, Spring Valley would redomicile from the Cayman Islands to British Columbia and be renamed General Fusion Group Ltd., with the combined company's common shares and warrants expected to trade on Nasdaq under the symbols "GFUZ" and "GFUZW", respectively, subject to approval of the listing application. The milestone the company has emphasized is that this would make General Fusion  the first publicly traded pure-play fusion energy companies. On June 12, 2026, the SEC declared the joint registration statement on Form F-4 effective, and Spring Valley mailed its definitive proxy statement to shareholders of record on or about June 15, 2026.

None of that is a certainty, and nothing here is a recommendation to buy or sell any security or a solicitation of any vote. The transaction remains subject to regulatory approvals and customary closing conditions, and investors and security holders are urged to read the registration statement and proxy statement filed with the SEC, which contain important information about General Fusion, SVAC, and the proposed business combination.

A National Strategy That Now Names Fusion

The timing of the vote lands alongside a policy development that speaks directly to General Fusion's home market. On June 22, 2026, the Government of Canada launched a national Nuclear Energy Strategy, a framework intended to coordinate the country's approach to nuclear power as electricity demand grows. Among its pillars is the development of new Canadian nuclear innovations, and the strategy explicitly encompasses both fission and fusion, a notable inclusion for an energy technology often treated as still over the horizon.

For a Vancouver-headquartered fusion company approaching public markets, a national strategy that names fusion as part of the country's nuclear future is a meaningful signal of where policy attention is heading. It does not, on its own, translate into revenue, contracts, or clearance of any kind, and it is a government policy document rather than a commitment to any single company. But it reflects a broader shift: fusion is increasingly being discussed by governments not as science fiction, but as a technology worth naming in national energy planning. General Fusion sits inside that shift as one of the more established names in the field.

The Technology: Fusion Without the Lasers and Magnets

What distinguishes General Fusion is its practical approach. Most of the best-known fusion efforts rely on one of two paths: powerful superconducting magnets to confine plasma, or arrays of high-powered lasers to compress fuel. General Fusion pursues a third route it calls Magnetized Target Fusion, or MTF, which is designed to solve significant barriers to commercializing fusion energy while avoiding both superconducting magnets and high-powered lasers. The company frames MTF as an attempt to reach fusion conditions in a more practical, commercially scalable way.

The approach is being demonstrated on the company's Lawson Machine 26, known as LM26, the device General Fusion has described as designed to advance through a sequence of major technical milestones on the path toward the net-energy plasma conditions required for fusion. The company has publicly described progress in compressing and heating plasma on LM26 as support that its method is progressing toward the performance thresholds that define the field. As with any pre-commercial energy technology, significant scientific, engineering, and commercial milestones remain before a fusion power plant could be built and operated, and the company has been clear that commercial operation is a future goal rather than a present capability.

Why the Timing Matters

The backdrop to both the vote and Canada's nuclear strategy is a surge in electricity demand and a global race to commercialize fusion power. Around the world, the growth of electrification, industrial expansion, and power-hungry computing has renewed urgency around new sources of firm, clean electricity, and fusion has drawn increasing investment and government attention as a potential long-term answer. General Fusion has positioned its public-markets debut as a way to access the capital and visibility required to keep advancing its technology against that backdrop.

That said, the investment case remains an early-stage one. General Fusion is pre-revenue and pre-commercial, its path to a first power plant runs years into the future, and the value of the opportunity depends on the company converting technical milestones into demonstrated performance, and ultimately into commercial deployment.

The Public Companies in Advanced Energy's Orbit

General Fusion is a pre-commercial, pure-play fusion company and is not directly comparable to the names below, none of which are fusion companies. These comparisons are for industry context only; each pursues a different technology and business model, several are far larger and revenue-generating, and none is a proxy for General Fusion or implies any partnership or comparable performance. Fusion has no established public pure-play cohort, which is part of what makes General Fusion's listing notable; the names below reflect examples of the broader advanced-energy and nuclear landscape investors watch as power demand rises.

Constellation Energy (NASDAQ: CEG) operates the largest nuclear fleet in the United States and has become a bellwether for the intersection of nuclear power and surging electricity demand, including high-profile agreements to supply power to large technology customers. It illustrates the scale and value the market is assigning to firm, low-carbon generation.

Vistra (NYSE: VST), an integrated power company with a substantial nuclear fleet, operates generation near major demand centers and has been a prominent name in the power-for-computing theme. Vistra offers a view of how existing clean-generation assets are being repriced as electricity demand accelerates.

BWX Technologies (NYSE: BWXT) manufactures nuclear reactors, components, and fuel for government and commercial customers, sitting at the industrial supply end of the nuclear economy. As a components-and-manufacturing name, BWXT reflects the build-out capacity that any expansion of advanced nuclear and next-generation energy would draw on.

GE Vernova (NYSE: GEV) is an electric-power company spanning generation, grid equipment, and advanced nuclear work, and has become one of the most closely watched names tied to rising power demand. GE Vernova represents the large, diversified end of the energy-technology spectrum that the broader clean-power buildout runs through.

The Bottom Line

A shareholder vote is a gate, not a finish line, and General Fusion remains a pre-revenue, pre-commercial company whose path to a working fusion power plant runs years into the future and depends on milestones that have not yet been met. But the moment is a meaningful one: on July 6, 2026, Spring Valley shareholders voted to take one of the field's established pure-play fusion developers public, and they did so just as Canada names fusion in its national energy strategy. For investors watching how fusion moves from perennial promise toward public markets, Spring Valley's vote is a data point, with the completion of the proposed business combination and the company's technical progress on LM26 the markers worth watching from here.

CONTACT
American News Group
info@usanewsgroup.com

SOURCES

[1] Spring Valley Acquisition Corp. III (NASDAQ: SVAC) / General Fusion Inc., SEC filings regarding the proposed business combination (Form F-4 declared effective June 12, 2026; record date June 12, 2026; extraordinary general meeting July 6, 2026; combined company to be renamed General Fusion Group Ltd., proposed Nasdaq symbols GFUZ / GFUZW), 2026.

[2] Government of Canada, Natural Resources Canada, "Government of Canada launches Nuclear Energy Strategy" (June 22, 2026), canada.ca (strategy includes developing new Canadian nuclear innovations, encompassing fission and fusion).

[3] Constellation Energy Corporation (NASDAQ: CEG), Vistra Corp. (NYSE: VST), BWX Technologies, Inc. (NYSE: BWXT), and GE Vernova Inc. (NYSE: GEV), corporate disclosures and market data, 2026.

DISCLAIMER

This article is a paid digital media distribution and is for informational purposes only. It is not financial, investment, or trading advice, and is neither an offer nor a recommendation to buy or sell any security. Readers should conduct their own due diligence and consult a licensed financial advisor before making investment decisions. We hold no investment licenses and are thus neither licensed nor qualified to provide investment advice, nor are we licensed under U.S. or Canadian securities laws. The content in this report or email is not provided to any individual with a view toward their individual circumstances. Nothing in this publication should be considered as personalized financial advice, and no communication by our employees to you should be deemed as personalized financial advice. While all information is believed to be reliable, it is not guaranteed by us to be accurate. Individuals should assume that all information contained in our newsletter is not trustworthy unless verified by their own independent research. Also, because events and circumstances frequently do not occur as expected, there will likely be differences between any predictions and actual results. Always consult a licensed investment professional before making any investment decision. Be extremely careful, investing in securities carries a high degree of risk; you may likely lose some or all of the investment.

USA News Group is a wholly-owned subsidiary of Market IQ Media Group Limited, a company incorporated under the laws of Ireland ("MIQL"), which wholly owns and operates American News Group. This article is being distributed by American News Group on behalf of MIQL. MIQL, in turn, has been paid a fee for advertising and digital media by Creative Direct Marketing Group ("CDMG"). CDMG has been retained by General Fusion, pursuant to a services agreement, to provide various marketing and advertising services for an aggregate fee. This article was prepared and published pursuant to that services agreement. This compensation constitutes a conflict of interest as to our ability to remain objective in our communication regarding the profiled company. Because of this conflict, individuals are strongly encouraged to not use this article or email as the basis for any investment decision. MIQL does not own shares of General Fusion Inc. or Spring Valley Acquisition Corp. III (NASDAQ: "SVAC") but reserves the right to buy and sell shares of the company at any time. We also expect further compensation as an ongoing digital media effort to increase visibility for the company. This disclaimer serves as notice that all material disseminated by MIQ has been reviewed and approved on behalf of General Fusion Inc. by CDMG; this is a paid digital media distribution.

IMPORTANT INFORMATION AND FORWARD-LOOKING STATEMENTS:

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "strategy," "future," "opportunity," "may," "target," "should," "will," "would," "will be," "will continue," "will likely result," "preliminary," or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation; the outcome of the July 6, 2026 vote of the shareholders of Spring Valley Acquisition Corp. III ("SVAC") and the receipt of required shareholder and regulatory approvals; the expected renaming to General Fusion Group Ltd. and the anticipated Nasdaq listing under the symbols GFUZ and GFUZW, which remains subject to approval of the listing application; the potential implications of Canada's Nuclear Energy Strategy; SVAC, General Fusion Inc.'s ("General Fusion"), or their respective management teams' expectations concerning General Fusion's plan to go public through a business combination with SVAC (the transactions contemplated by the business combination, collectively, the "Proposed Business Combination") and expected benefits or timing thereof; the outlook for General Fusion's business, including its ability to commercialize MTF or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion's LM26 program; the ability to execute General Fusion's strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC's securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, dated January 21, 2026, among General Fusion, SVAC, and the other party thereto (the "Business Combination Agreement"); (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion's business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC's securities or to meet listing requirements and maintain the listing of the combined company's securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company's securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion's research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion's ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that the proposed private placement of convertible preferred shares and warrants by General Fusion (the "PIPE Financing") may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the "Risk Factors" section of SVAC's final prospectus for its initial public offering, which was filed with the SEC on September 4, 2025 (the "Final Prospectus"); the risks described in the joint registration statement on Form F-4 filed by General Fusion and SVAC, as amended (the "Registration Statement"), or to be described in any amendment or supplement thereto; the risks described in the definitive proxy statement/prospectus filed with the SEC on June 12, 2026, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC's public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.

Important Information for Investors and Shareholders

In connection with the Proposed Business Combination, General Fusion and SVAC filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to SVAC's securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC's solicitation of proxies for the vote by SVAC's shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement. On June 12, 2026, the SEC declared the Registration Statement effective and SVAC filed the definitive Proxy Statement (the "Proxy Statement") with the SEC. On June 15, 2026, SVAC commenced mailing copies of the Proxy Statement to SVAC's shareholders as of the record date of June 12, 2026. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC's website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC's shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC's directors and executive officers, please refer to the Final Prospectus and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC's shareholders generally, is included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a "solicitation" as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

***

On July 7, 2026, General Fusion posted the following communication on its LinkedIn and X accounts:

Our CEO, Greg Twinney, joined host Matt Skube on BNN Bloomberg’s Commodities to discuss General Fusion’s recent recognition as the World’s Top GreenTech Company by TIME, as well as our recently announced framework agreement with Renexia Spa to collaborate on the commercial deployment of General Fusion’s fusion energy technology in Italy.

Watch Greg’s full interview with BNN Bloomberg: https://lnkd.in/gkwjHYwy

***

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement, the Company and SVAC filed their joint registration statement on Form F-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement. On June 12, 2026, the SEC declared the Registration Statement effective and SVAC filed the definitive Proxy Statement (the “Proxy Statement”) with the SEC. On June 15, 2026, SVAC commenced mailing copies of the Proxy Statement to SVAC’s shareholders as of the record date of June 12, 2026. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, is included in the Registration Statement and the Proxy Statement. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize MTF or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s LM26 program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, or to be described in any amendment or supplement thereto; the risks described in the definitive proxy statement/prospectus filed with the SEC on June 12, 2026, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.